Exhibit 12.2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicted.

	YEARS ENDED DECEMBER 31,					JUNE 30,
(dollars in thousands)	2006	2007	2008	2009(2)	2010(2)	2011(2)	2010(2)
Net income (loss)	$43,279	$45,551	$10,360	$(55,823)	$(40,198)	$(1,728)	$(33,708)
Income tax expense (benefit)	34,520	37,283	14,487	(36,146)	(23,213)	108	(19,289)
Fixed charges	171,686	224,932	230,078	263,011	253,569	121,392	129,914

Earnings	249,485	307,766	254,925	171,042	190,158	119,772	76,917

Interest expense, net	109,806	158,609	156,716	191,455	185,517	86,844	95,705
Rent under leases representative of an interest factor (1/3)	61,880	66,323	73,362	71,556	68,052	34,548	34,209
Preferred dividends	0	0	0	0	0	0	0

Fixed Charges	171,686	224,932	230,078	263,011	253,569	121,392	129,914

Ratio of earnings to fixed charges	1.5x	1.4x	1.1x	0.7x	0.7x	1.0x	0.6x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the year ended December 31, 2010 and 2009 and the six months ended June 30, 2011 and 2010, earnings were insufficient to cover fixed charges by $63.4 million $92.0 million and $1.6 million and $53.0 million, respectively.